

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 10, 2014

<u>Via E-mail</u>
Noreen Griffin
Chief Executive Officer
TNI BioTech, Inc.
6701 Democracy Blvd., Suite 300
Bethesda, Maryland 20817

> **Re: TNI BioTech, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed April 22, 2013**
> **File No. 000-54933**

Dear Ms. Griffin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Bryan J. Pitko for

        Jeffrey P. Riedler
        Assistant Director

cc: Richard I. Anslow, Esq.
        Ellenoff Grossman & Schole LLP
        1345 Avenue of the Americas, 11th Floor
        New York, NY 10105